CUSIP No. 053491106                   13G                     Page 1 of 6 Pages
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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                           (Amendment No.     ) (1)
                                         ----

                            Avant Immunotherapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  053491106
                     ---------------------------------------
                                 (CUSIP Number)


                               March 21, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 6 Pages

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CUSIP No. 053491106                   13G                     Page 2 of 6 Pages
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________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FGS Advisors, LLC (2)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,818,511
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,818,511
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,818,511

________________________________________________________________________________
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS) [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     5.15%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     IA
________________________________________________________________________________
(2) The controlling members of the Reporting Person are Harvey Sawikin and James Passin. The Reporting Person may be deemed the beneficial owner of 3,818,511 shares (or 5.15% of the outstanding shares of Common Stock of the issuer) in its capacity as the investment adviser to Firebird Global Master Fund, Ltd. (the "Global Master Fund"), which is the holder of such shares. As the investment adviser of the Global Master Fund, the Reporting Person has voting and investment control with respect to the shares.
                                  Page 2 of 6 Pages

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CUSIP No. 053491106                    13G                    Page 3 of 6 Pages
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SCHEDULE 13G


Item 1(a).  NAME OF ISSUER:  Avant Immunotherapeutics, Inc

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            119 Fourth Avenue, Needham, Massachusetts 02494

Item 2(a).  NAMES OF PERSON FILING: FGS Advisors, LLC

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            152 West 57th Street, 24th Floor, New York, NY 10019

Item 2(c).  CITIZENSHIP: New York

Item 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value per share (the "Common Stock").

Item 2(e).  CUSIP NUMBER:  053491106

Item 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
           (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C.
           78o).

(b) [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]    An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)
           (E);

(f) [ ]    An employee benefit plan or endowment fund in accordance with
           Section 240.13d-1(b)(1)(ii)(F);

(g) [ ]    A parent holding company or control person in accordance with
           Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

                                  Page 3 of 6 Pages

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CUSIP No. 053491106                     13G                   Page 4 of 6 Pages
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Item 4.     OWNERSHIP.

            (a) Amount beneficially owned: (3)

                3,818,511

            (b) Percent of class:

                5.15%

            (c) Number of shares as to which such person has:

                (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                     3,818,511

                (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                      0

                (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                     3,818,511

                (iv) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                     0

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable.

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not Applicable.

(3) The controlling members of the Reporting Person are Harvey Sawikin and James Passin. The Reporting Person may be deemed the beneficial owner of 3,818,511 shares (or 5.15% of the outstanding shares of Common Stock of the issuer) in its capacity as the investment adviser to Firebird Global Master Fund, Ltd. (the "Global Master Fund"), which is the holder of such shares. As the investment adviser of the Global Master Fund, the Reporting Person has voting and investment control with respect to the shares.

                                  Page 4 of 6 Pages

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CUSIP No. 053491106                     13G                   Page 5 of 6 Pages
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Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

Item 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  Page 5 of 6 Pages

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CUSIP No. 053491106                   13G                   Page 6 of 6 Pages
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                                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 30, 2006

                                FGS ADVISORS, LLC

                                By: /s/ James Passin
                                   ------------------------------------
                                        James Passin
                                        Principal



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